Filed by AdvancePCS
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                     Subject Company: AdvancePCS
                                                   Commission File No. 000-21447


The following was sent via email to employees of AdvancePCS:

This evening we issued a press release announcing that we plan to combine our company with Caremark. I wanted to take this opportunity to address you more on a personal level and to provide you with some background to this strategic transaction.

As you know, we take pride in the fact that our company has been at the forefront of providing millions of individuals with quality health care solutions. We have been a leader in driving down the cost of prescription drugs, and we have helped our clients by providing cost-effective, value-added products and services so that the ultimate consumers--the users of these products--can have access to them at fair prices. It is in this spirit of further enhancing our competitive position and thus the value that we can offer our customers that we entered into discussions with Caremark. The primary goal was to see if a strategic combination might make sense in terms of offering tangible benefits to each of our constituents. Obviously, those discussions and our subsequent meetings and analysis determined that a combination would be beneficial to our respective customers, employees and shareholders

Caremark's offer of a 2.15 exchange ratio translates into a value, based on today's closing stock price, of $54.61 per share (10% in cash and 90% in stock). This price represents a 36.5% premium over AdvancePCS' closing price this afternoon, reflecting the value that we will attribute to the combined company. The fact that we have a company that is eager to join forces with us is a testament to our success in growing AdvancePCS over the past 15 years. I know that our success to date is the result of the hard work and customer-centric vision of each employee at each of our locations.

However, the work is not over; there is much yet to be done. Not the least of which is to continue to do what we have been so successful in doing: continuing to serve our customers with the best products and services available in our industry. That is what has made us so great today, and what will continue to make us even greater in the future.

We have earned a significant premium for our enterprise due to the capabilities, knowledge and expertise of our people. As such, it is vitally important for us to keep doing the good work we've been doing -- to continue serving our customers at the highest level they have come to expect.

I recognize that this announcement may appear to cause uncertainty for some of our employees. To that end, we have established a retention program to demonstrate our commitment to you and our desire for you to remain committed to the organization during the transaction period and beyond. Your management team will be sitting down with each of you over the coming weeks to explain the retention program in more detail and the specific components of the retention awards that relate to you and your role.

In addition to the press release mentioned earlier, attached you will also find some FAQs that will address some of the key questions that may arise. As the combination process continues, we will keep you apprised of developments as they become available.

Thank you for your continued support.


David D. Halbert


ATTACHMENTS:
>> Press Release (Previously filed pursuant to Rule 425 of the Securities Act of 1933 on September 3, 2003)

>> FAQ (Previously filed pursuant to Rule 425 of the Securities Act of 1933 on September 3, 2003)

Additional Information And Where To Find It

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in AdvancePCS' fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

SAFE HARBOR STATEMENT

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for expansion and development. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition involve unexpected costs;
(4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Additional information about Caremark Rx is available on the World Wide Web at http://www.caremark.com. Additional information about AdvancePCS is available on the World Wide Web at http://advancepcs.com.